NOBLE STORY CO.

A movie studio representing YOUR values

PITCH VIDEO INVESTOR PANEL



NOBLE
story co.
EST. 2020
INVEST IN REAL STORIES
The HEART MENDER
MEDICAL

noblestoryco.com Grand Rapids MI

Entertainment Film

Highlights

1. We produce motion pictures that celebrates what is GOOD, TRUE, and BEAUTIFUL.
2. SIGNED with Zero Gravity, the management firm behind Netflix hits OZARK and SELF-MADE.
3. 1st Investor Payout: 110% preferred return, before production starts (results not guaranteed).
4. 2nd Investor Payout: Continued share of company's ongoing global profits (results not guaranteed)
5. A $1MM development fund. We intend to bank, studio, or streamer finance productions at ~$15MM each.
6. Partnered with Kingdom Story Company, the team behind I CAN ONLY IMAGINE and AMERICAN UNDERDOG.
7. A team with studio relationships including Lionsgate, Universal, Netflix, and Warner Bros.
8. A film adapted from a top-rated novel by NYT bestselling author Andy Andrews.

Our Team



Andrew Teravskis Co-founder & CEO

Andrew is a business strategist, entrepreneur, and producer. He has produced several independent productions, episodic series, and documentaries, and has provided content for several large California organizations.

> Entertainment should be more than just a time filler - it should contribute something to the world. But these type of stories take time and resources to bring to the screen - hence, Noble Story Co.!



Adam Gregory   Co-founder & COO

Adam is a entrepreneur and visual storyteller who has traveled the world producing content for the biggest organizations in Michigan. He has worked on numerous award winning productions, feature films, episodic series, and documentaries.



Dana Wichterman   Advisory Board Chair

Dana works alongside businesses, government, and non-profits to bring redemptive solutions to global challenges. Her previous experience includes contract management at US Agency for International Development, and the US Department of Commerce.



Mark Holman   Business and Financial Consultant

Mark is a is a veteran business builder with leadership success in many fields. He is a former Executive Producer at a CA production company, and current CEO of global pharmaceutical company Expanesthetics.



Cameron Cubbison   Manager

Cameron is a manager at Zero Gravity Management, specializing in literary management and screenwriting. He is Co-Founder and Chief Story Analyst at ScreenCraft.



Leyla Kader Dahm   Manager

Leyla is a manager at Zero Gravity Management, specializing in literary management and screenwriting.



Hugh Litfin   Creative Executive

Mr. Litfin is an accomplished producer and cinematographer of several feature films, television, SVOD series, and new media productions.



Arine Harapeti   Entertainment Legal Counsel

Ms. Harapeti has been active in the entertainment field since 2006. After five years as an Associate at a private LA-based transactional entertainment law firm, she transitioned into private practice as a sole practitioner.



Lori Heiselman   Publicist

Lori has an innate ability to leverage the entertainment news media to bring stories worth re-watching to the widest audience possible! Lori is the founder and CEO of Biscuit Media Group, a Nashville-based PR firm.



John J. Lee, Jr.   Production & Business Affairs Consultant

Successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earnings exceeding $4 billion.



Jason Brents   Production & Business Affairs Consultant

Established and maintains a currently active group of over 60 film industry leaders spanning Beijing, Qingdao, and Shanghai China, including producers, actors, directors, distributors, film score composers and city government officials.

There's a new values-based movie studio on the block.

Companies like Walden Media have built
multi-billion dollar empires around family

multi-billion dollar empires around family
movies with traditional values.







NARNIA
Gross: $745MM

Julia Roberts Owen Wilson Jacob Tremblay
wonder
Gross: $306MM

Every dog happens for a reason.
A DOG'S PURPOSE
Gross: $205MM



enter

NOBLE
story co.
EST. 2020

A movie company dedecated to celebrating
what is **good, true, and beautiful.**

Violence is not cool.
The F-word is indecent.
Women are not objects.
People are created equal.
Family and faith are important.

Our corporate and project teams comprise over thirty people, representing decades of industry experience.



Board
Reps
Creative
Marketing
Project Teams

ZERO GRAVITY MANAGEMENT

We're represented by Zero Gravity, one of the largest management firms in the industry, and the company behind Netflix hit shows OZARK and SELF-MADE



A **proven** business model.

We operate like a movie studio.

Each movie has an average budget of $15 million, but...

Learn More →



We're **only raising the development portion**, which we can leverage to obtain bank or studio financing to cover production costs.



Producers who follow this model are the biggest, most successful producers out there, and you're following in that path.

John J. Lee

CEO, **Calculated and Calculated Sequels**
Author, *The Producer's Business Handbook*
THE GOONIES, THE TERMINATOR, CROUCHING TIGER HIDDEN DRAGON, THE NUTTY PROFESSOR.

Investors can expect to see returns between Q2-Q4 of 2023, in two payouts:*

Payout 1: 110% of your investment, taken from our production fee and disbursed on the first day of principle photography.

Payout 2 : Continued proportional share of Noble Story Co.'s ongoing global profits.

Plus, you'll get some cool perks!

Production Assistant
POPULAR

$250+

PERKS

- Your **NAME** in the "Thank You" credits of Noble's first picture.

Screenwriter
POPULAR

$500+

PERKS

- Your **PHOTO** included in the Noble Story Co. mosaic in the end titles of Noble's first two pictures.
- ALL previous perks.

Camera Operator
POPULAR

$1,000+

PERKS

- Access an **EXCLUSIVE** members-only site including early access to video footage and updates during production of Noble pictures!

- ALL previous perks

Gaffer

$2,500+

Cinematographer

$3,000+

Director
POPULAR

$5,000+

PERKS

- Noble Story Co. **SWAG PACKAGE!** (May include mug, hat, stickers, etc.) (Shipping outside the continental U.S. not covered)
- ALL previous perks.

PERKS

- An **AUTOGRAPHED PICTURE** of the main cast of The Heart Mender.
- A **SIGNED COPY** of The Heart Mender novel by Andy Andrews.
- ALL previous perks.

PERKS

- The first 25 investors (only 16 left!) receive invitations for two to the **CAST AND CREW SCREENING** of one picture! Travel and accommodations not included.
- ALL previous perks

Associate Producer

$10,000+

PERKS

- Invitation to be an **EXTRA CAST MEMBER** in one picture. Travel and accommodation not included.
- ALL previous perks.

Producer

$25,000+

PERKS

- Special invitation to an **EXCLUSIVE CAST MEET & GREET** event for one picture.
- ALL previous perks.

Executive Producer

$50,000+

PERKS

- The first 5 investors receive **"Associate Producer" credits** on first picture.
- ALL previous perks

Studio Executive

$100,000+

PERKS

- Get **ASSOCIATE PRODUCER** credits on first **TWO** pictures.
- ALL previous perks.



There are few people in the world who are prepared to go and make a difference. **The vision is powerful** because they are committed to not only telling noble stories but telling them well. With these two at the helm, I know it will happen.

Sloan Inns

Actual Investor**

We're raising a development fund for these timeless stories:



The Heart Mender

Feature (Period Drama)

After a betrayed German submarine officer is left for dead on an Alabama beach and is discovered by an American war widow mourning the loss of her husband at the

hands of Nazi Germany.

Based on a **true story** of unbelievable forgiveness, and adapted from the book by New York Times bestselling author Andy Andrews.





New York Times **Bestselling Author**

Andy Andrews is a comedian and author of multiple New York Times bestsellers. He has spoken at the request of four United States presidents, and is described by Dave Ramsey as "our generation's Mark Twain."



Co-Production Partnership

Noble has partnered with Kingdom Story Company, the company behind the independent blockbusters **I CAN ONLY IMAGINE** and **AMERICAN UNDERDOG.**



Endurance

Feature (Inspirational Drama)

Cedric King lost both of his legs to an IED in Afghanistan. Twenty-one months later, he completed the Boston Marathon.

Based on an **inspiring true story** of perseverance, family, and purpose.



A National Hero

Cedric King is a retired US Army Ranger, athlete, and motivational speaker. He has shared his story at the request of several major league sports teams and Fortune 500 companies. **Starbucks CEO Howard Schultz** says "Cedric is a force. His messages of optimism... of faith and hard work, apply to all of us."



Co-Production Partners

Noble has partnered with veteran producers Kyle Benn and Paul Hall through the Southland Studios banner. Kyle and Paul's credits include **HUNGER GAMES: MOCKINGJAY**, and **SHAFT**, respectively.

Hope Medical

Series (Medical Drama)

After a failed evacuation attempt, a team of humanitarian doctors are left behind on the front lines of war-torn Syria. With warring factions making escape impossibile, the medical team must face their deepest fears as they bring healing to wounded bodies and scarred souls.

Inspired by **countless real events** from the Syrian crisis and worldwide humanitarian efforts.






BLIND
COURAGE
BASED ON THE BOOK BLIND COURAGE
BY BILL IRWIN

Blind Courage

Feature (Inspirational Drama)

When hard-drinking Bill Irwin finds God, his first instinct is to repair his relationship with son Jeff. He does so by thru-hiking the 2,500 mile Appalachian Trail. There's just one thing: Bill is blind.

Based on the unbelievable true story.

Let's tell noble stories together.

Invest →



I invested in Noble Story Co. because the founders are some of the most professional, gifted and noble men that I know. **When I had the opportunity to invest in their new venture, it was a no-brainer.** I was going to be there for them, because they will be true to this endeavor and its mission of providing outstanding content for all of us to enjoy.

Todd Risby
Actual Investor**


Why I Invested
Noble Story Co.
JOHNNY
NOBLE
02:53
vimeo

Have questions? **Ask here →**

*There is no guarantee that Noble Story Co. will return any portion of the investment, or reach profitability.

**These testimonials may not be representative of the experiences of other investors, and are no guarantee of future performance or success.